

August 8, 2013

Via E-mail
Scott Wolchko
Chief Financial Officer and Chief Operating Officer
Fate Therapeutics, Inc.
3535 General Atomics Court, Suite 200
San Diego, CA 92121

> **Re:** **Fate Therapeutics, Inc.**
> **Revised Draft Registration Statement on Form S-1**
> **Submitted July 29, 2013**
> **CIK No. 0001434316**

Dear Mr. Wolchko:

We have reviewed your revised draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Our Product Candidate Pipeline, page 3

1. You characterize your ProHema trials for pediatric hematological malignancies as Phase 1. We note that you have classified as Phase 1 the preliminary trials to test for safety in the setting of single UCBT in adults with hematologic malignancies. However, you have received no assurance from the FDA that you will be able to amend your IND for the ProHema adult trials for hematological malignancies to commence clinical trials in pediatric patients. Please reclassify the status for the pediatric indication as preclinical until such time as you either file an amended IND or a new IND for this indication. Please amend the tables on pages 3 and 74 and your disclosure regarding Clinical Development in Pediatric Patients with Hematologic Malignancies on page 83 accordingly.

Capitalization, page 45

2. We acknowledge your response to our comment 11. It is unclear why the reclassification of the warrant liability and the assumed redemption of exchangeable shares not being subject to adjustment based on the final initial public offering price precludes adjustment in the pro forma balance sheet under Item 11-02(b)(6) of Regulation S-X. As it appears that the reclassification of the warrant liability and the assumed redemption of exchangeable shares are directly attributable to your IPO, please explain to us why the adjustment to fair value of these liabilities immediately before settlement based on the IPO price is not factually supportable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 58

3. Please explain to us and disclose the specific events that occurred in March 2013 that resulted in an increase in your common stock value. Please note we may have additional comments once the IPO range is known.

Clinical Development in Pediatric Patients with Hematologic Malignancies, page 83

4. We note that you refer to a discussion with the FDA related to the commencement of clinical trials of ProHema in pediatric patients. Please expand your disclosure in the fourth paragraph of this section to discuss the nature of the conversation and the guidance you received from them regarding the anticipated commencement of your 'Phase 1b' clinical trial in 2014.

Notes to Consolidated Financial Statements
5. Convertible Preferred Stock and Stockholders' Deficit
Description of Securities
Conversion, page F-26

5. With respect to your response to our comment 20, please provide us with your analysis which indicates that the conversion feature qualifies for the exemption from derivative accounting in ASC 815-10-15-74(a). In your response please specifically clarify how your down-round protection provision is indexed to your own stock in light of Example 9 at ASC 815-40-55-33 and 55-34. To the extent applicable, please demonstrate how your down-round protection feature adjusts only for the dilution caused by future events that are not contemplated by standard fixed-for-fixed pricing models; see Example 17 at ASC 815-40-55-42 and 55-43.

Scott Wolchko
Fate Therapeutics, Inc.
August 8, 2013
Page 3

6. Collaboration Agreement, page F-32

6. Please refer to your response to our prior comment number 22. Please note that the probability of achieving the milestone does not preclude the disclosures required under generally accepted accounting principles. Please provide the disclosures required under paragraphs b – d of ASC 605-28-50-2. Specifically disclose individually material milestones and provide the required disclosures on an aggregated basis for milestones that are not considered material in a manner which assists users in understanding this arrangement. In this regard, it is unclear how the disclosure of the milestones will be misleading to users when coupled with your disclosure that you do not believe it probable that you will receive any future commercialization milestones or material royalties.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tabatha Akins at (202) 551-3658 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Yang at (202) 551-3877 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Kingsley Taft
Mitzi Chang
Maggie Wong
Goodwin Procter LLP